UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2013

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: July 30, 2013

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Carlos Alberto Lopéz Galán
Carlos Alberto Lopéz Galán Vice - President Executive Officer

Banco Santander (Brasil) S.A.

1H13 BR GAAP Results

July 30th, 2013

Santander

DISCLAIMER

This presentation may contain certain forward-looking statements and information relating to Banco Santander (Brasil) S.A. ("Santander Brazil") and its subsidiaries that reflect the current views and/or expectations of Santander Brazil and its management with respect to its performance, business and future events. Forward looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results ,performance or achievements, and may contain words like "believe", "anticipate", "expect", "estimate", "could", "envisage", "potential", "will likely result", or any other words or phrases of similar meaning. Such statements are subject to a number of risks, uncertainties and assumptions.

We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in this presentation. We do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In no event shall Santander Brazil, or any of its subsidiaries, affiliates, shareholders, directors, officers, agents or employees be liable to any third party (including investors) for any investment or business decision made or action taken in reliance on the information and statements contained in this presentation or for any consequential, special or similar damages. In addition to factors identified elsewhere in this presentation, the following factors, among others, could cause actual results to differ materially from the forward-looking statements or historical performance: changes in the preferences and financial condition of our consumers, and competitive conditions in the markets we serve; changes in economic, political and business conditions in Brazil; governmental interventions resulting in changes in the Brazilian economy, taxes, tariffs or regulatory environment; our ability to compete successfully; changes in our business; our ability to successfully implement marketing strategies; our identification of business opportunities; our ability to develop and introduce new products and services; changes in the cost of products and our operating costs; our level of indebtedness and other financial obligations; our ability to attract new customers; inflation in Brazil, devaluation of the Real against the U.S. Dollar and interest rate fluctuations; present or future changes in laws and regulations; and our ability to maintain existing business relationships, and to create new relationships.

Important: On December 13, 2012, CVM Resolution 695 approved Technical Pronouncement CPC 33, which deals with employee benefits, (mainly pension plans) in compliance with the changes in International Accounting Standards 19. This pronouncement became effective in January 2013, with a retroactive effect in the balance sheet and financial statement of 2012. This new accounting practice implies basically the full recognition of actuarial losses (actuarial deficit) not recognized so far under liabilities against equity and, besides, the effects over the earnings results. These changes are reflected : slides 8, 9, 15, 16, 17, 24, 25, 26, 27 and 29.

TABLE OF CONTENTS

Macroeconomic Scenario

Highlights – 1H13

Results – 1H13

Final Remarks

Annexes

MACROECONOMIC SCENARIO


GDP (Y-o-Y growth %)
7,5
2,7
0,9
2,3
2,6
2010
2011
2012
2013e
2014e


Interest Rate – Selic (%)
10,8
11,0
7,3
9,3
9,3
2010
2011
2012
2013e
2014e


Inflation (IPCA %)
5,9
6,5
5,8
5,8
5,9
2010
2011
2012
2013e
2014e


Exchange Rate (R$ / US$)
1,67
1,88
2,04
2,25
2,30
2010
2011
2012
2013e
2014e

Source: Brazilian Central Bank, IBGE, Focus Research Forecast (July, 26).

Santander

TABLE OF CONTENTS

Macroeconomic Scenario

Highlights – 1H13

Results – 1H13

Final Remarks

Annexes

HIGHLIGHTS – 1H13

- Net profit of R$ 2.9 billion
- Expanded loan portfolio grows 9% and funding from clients increases 10%
- Revenues: fees and commissions grow 13% and NII decreases 8%
- Costs control, growing below inflation
- In the quarter, NPL ratio over 90 days improves 60 bps and allowance for loan losses decreases 5% in three months and in twelve months
- Balance sheet strength and liquidity
  - BIS Ratio: 21.5%
  - Coverage ratio: 132%
  - Loan to Funding from Clients: 106%

(*) All variations are in twelve months, except when it is mentioned.

TABLE OF CONTENTS

Macroeconomic Scenario

Highlights – 1H13

Results – 1H13

Final Remarks

Annexes

RESULTS

R$ MM


-4.3%
-7.2%
-9.8%
1,473
909
564
1,509
909
600
1,607
909
697
1,519
909
609
1,410
909
501
3,247
1,818
1,428
2,929
1,818
1,110
2Q12
3Q12
4Q12
1Q13
2Q13
1H12
1H13
Accounting Profit
Goodwill

Profit/Share[1] In Reais

2Q12	3Q12	4Q12	1Q13	2Q13	1H12	1H13
1.55	1.59	1.69	1.60	1.48	1.71	1.54

(*) Accounting Net profit with reversal of 100% of goodwill amortization expenses.
1. Net profit (annualized) per Unit (50 Preferred Shares + 55 Common Shares)

RESULTS

R$MM

			Var. (%)	
Managerial Profit[1]	**1H13**	**1H12**	**12M**	**3M**
Net Interest Income	15,096	16,456	-8.3%	-2.9%
Fee and Commission Income	5,458	4,843	12.7%	2.2%
Allowance for Loan Losses	(6,573)	(6,899)	-4.7%	-5.0%
General Expenses[2]	(7,883)	(7,697)	2.4%	2.6%
Tax Expenses	(1,526)	(1,574)	-3.0%	3.4%
Other Income/Expenses[3]	(1,374)	(1,672)	-17.8%	-15.3%
PROFIT BEFORE TAXES	3,197	3,458	-7.5%	-0.2%
Income Tax and Social Contribution	(131)	(162)	-19.3%	142.5%
Minority Interest	(138)	(49)	n.a.	118.2%
MANAGERIAL NET PROFIT	2,929	3,247	-9.8%	-7.2%

1. Excludes 100% of the goodwill amortization expense and tax hedge effect, and considers credit recovery reclassification. 2. Administrative expenses exclude 100% of the goodwill amortization expense, and personnel expenses includes profit sharing
3. Considers Other Operating Income (expenses), Non-operating Income and Investments in Affiliates and Subsidiaries.

Santander

RESULTS - NET INTEREST INCOME

Net Interest Income Breakdown[1]

R$ MM


-11.2%
-2.9%
-8.3%
8.379
8.111
7.813
7.658
7.438
16,456
15,096
1.815
1.609
1.512
1.675
1.523
3.605
3.198
211
194
200
174
188
456
362
6.354
6.308
6.101
5.809
5.728
12.396
11.537
2Q12
3Q12
4Q12
1Q13
2Q13
1H12
1H13
Credit
Deposits
Others²

NII with Clients and Interest Rates

Interest Rate (Quarter average) – Selic

2Q12	3Q12	4Q12	1Q13	2Q13
8.9 %	7.8 %	7.2%	7.1%	7.5%


12,7%
12,2%
11,6%
11,3%
10,8%
12,5%
11,0%
Credit Spread (%)
0,7%
0,6%
0,7%
0,6%
0,6%
0,8%
0,6%
Deposit Spread (%)
2Q12
3Q12
4Q12
1Q13
2Q13
1H12
1H13

1. Excludes the tax hedge effect and credit recovery
2. Includes Gains (Losses) on financial transactions and other net interest incomes.

LOAN PORTFOLIO

Expanded Portfolio

R$ Billion


9.0%
3.8%
244,6
245,4
256,0
256,8
266,7
Jun.12
Sep.12
Dec.12
Mar.13
Jun.13

Segment Breakdown

R$MM	Jun.13	Jun.12	12M (%)	3M (%)	Share Loan Port. in Jun/13
Individuals	72,258	68,831	5.0%	1.2%	33%
Consumer Finance	37,021	36,682	0.9%	2.2%	17%
SMEs	35,582	33,603	5.9%	-1.5%	16%
Corporate	73,192	66,516	10.0%	7.7%	34%
Total	**218,053**	**205,632**	**6.0%**	**3.0%**	**100%**
Other transactions[1]	48,654	39,005	24.7%	7.8%	
Expanded Portfolio	**266,708**	**244,637**	**9.0%**	**3.8%**	

1. Includes other Credit Risk Transactions with customers (Debenture, FIDC, CRI, Floating Rate Notes and Promissory Notes) and acquiring activities related assets and guarantees.

CREDIT INDICATORS

NPL from 15 to 90 days[1]



7,6%
7,1%
6,8%
6,8%
6,4%
5,1%
5,0%
4,9%
4,9%
4,5%
2,8%
3,1%
3,1%
3,1%
2,7%
Jun.12
Sep.12
Dec.12
Mar.13
Jun.13

NPL Over 90 days[2]



7,3%
7,7%
7,8%
8,0%
7,1%
4,9%
5,1%
5,5%
5,8%
5,2%
2,6%
2,7%
3,3%
3,8%
3,5%
Jun.12
Sep.12
Dec.12
Mar.13
Jun.13
Corporate
Individuals
Total

1. Non-performing loans from 15 to 90 days / total loans in BR GAAP
2. Non-performing loans over 90 days / total loans in BR GAAP

Santander

ALLOWANCE FOR LOAN LOSSES


6,7%
5,6%
5,2%
5,6%
5,2%
6.1%
5,4%
-15.9%
-5.0%
-4.7%
3.808
3.228
3.096
3.371
3.202
6,899
6,573
4.358
3.607
3.601
3.716
3.650
7.783
7.366
(551)
(380)
(505)
(345)
(448)
(884)
(793)
2Q12
3Q12
4Q12
1Q13
2Q13
1H12
1H13
Gross Allowance for Loan Losses
Income from recovery of written off loans
Credit Cost[1]

1. Credit Cost: Annualized allowance for Loan Losses / Average credit portfolio of the period including guarantees.

Santander

FEES AND COMMISSION INCOME

Total[1]


16.4%
2.2%
2.370
2.542
2.639
2.699
2.759
2Q12
3Q12
4Q12
1Q13
2Q13

Breakdown of Fee and Commission Income

R$ Million	1H13	1H12	YoY (%)	QoQ (%)
Asset Management[2]	590	650	-9.3%	10.1%
Current Account	868	783	10.9%	9.3%
Lending Operations	424	532	-20.4%	12.8%
Insurance	916	791	15.8%	-28.1%
Cards[3]	1,744	1,315	32.6%	6.9%
Collection Services[4]	384	352	9.3%	4.2%
Securities Brokerage and Placement	257	175	47.1%	32.0%
Others	274	245	11.9%	12.3%
TOTAL	**5,458**	**4,843**	**12.7%**	**2.2%**

1. Includes fee and commission income
2. Includes income from funds and consortia
3. Includes acquiring services 4. Includes collection and bill;

Santander

GENERAL EXPENSES

General Expenses

R$ Million


4.2%
2.6%
3.832
4.013
4.132
3.891
3.992
400
452
442
455
467
1.784
1.835
1.850
1.753
1.735
1.647
1.727
1.840
1.683
1.789
2Q12
3Q12
4Q12
1Q13
2Q13
Administrative
Personnel[1]
Depreciation and Amortization[2]

Breakdown of Expenses

R$ Million	1H13	1H12	YoY (%)	QoQ (%)
Administrative	3,473	3,287	5.7%	6.3%
Personnel[1]	3,488	3,614	-3.5%	-1.0%
Subtotal	**6,960**	**6,900**	**0.9%**	**2.6%**
Depreciation and Amortization[2]	922	797	15.7%	2.7%
Total	**7,883**	**7,697**	**2.4%**	**2.6%**

1. Personnel expenses include profit sharing
2. Exclude 100% of the goodwill amortization expense.

RATIOS

Efficiency Ratio[1] (%)


41.9%
44.3%
46.0%
42.7%
45.2%
2Q12
1Q13
2Q13
1H12
1H13

Recurrence[2] (%)


61.8%
69.4%
69.1%
62.9%
69.2%
2Q12
1Q13
2Q13
1H12
1H13

ROAA[3] (%)


1.4%
1.4%
1.3%
1.6%
1.3%
2Q12
1Q13
2Q13
1H12
1H13

ROAE[4] (%)


12.2%
12.0%
10.9%
13.4%
11.4%
2Q12
1Q13
2Q13
1H12
1H13

1. General Expenses / (NII + Fees and Commission Income + Tax Expenses + Other Oper. Income (expense)). 2. Fee and Commission Income / General Expenses. 3. Return on average asset excluding goodwill (annualized). 4. Return on average equity excluding goodwill (annualized).

Santander

ASSETS AND EQUITY


Assets[1] – R$ Billion
8.2%
4.7%
422
437
457
Jun.12
Mar.13
Jun.13


Equity[1] – R$ Billion
8.5%
3.2%
48,7
51,1
52,8
Jun.12
Mar.13
Jun.13

1. Excludes 100% of the goodwill, that in Jun/12 was R$ 15 billion, Mar/13 R$ 12 billion and Jun/13 R$ 11 billion.

Santander

RATIOS

Coverage Ratio over 90 days[1]


137,7%
124,2%
132,1%
Jun.12
Mar.13
Jun.13

BIS Ratio[2]


21,9%
21,5%
21,5%
2,0%
1,4%
1,2%
19,9%
20,1%
20,3%
Jun.12
Mar.13
Jun.13
Tier I
Tier II

1. Allowance for loan losses / (non-performing loans over 90 days)
2. BIS Ratio as of Brazilian Central Bank, which includes goodwill. Excluding the goodwill: 18.2% in Jun/12, 18.4% in Mar/13 and 18.7% in Jun/13 .

Santander

FUNDING

R$ Billion	Jun.13	Jun.12	YoY%	QoQ%
Demand Deposits + Savings Deposits	42.7	36.7	16.3%	5.0%
Time Deposits + Debentures[1]	131.9	122.6	7.6%	3.1%
Treasury Notes (*Letras Financeiras*)	30.4	27.2	11.5%	13.2%
Funding From Clients - on balance (A)	**204.9**	**186.5**	**9.8%**	**4.9%**
(-) Reserve Requirements	(32.6)	(39.2)	-17.0%	1.1%
Borrowing and Onlendings	9.7	9.9	-2.6%	-2.0%
Subordinated Debt	9.0	11.5	-21.0%	-20.7%
Offshore Funding	35.7	26.1	36.7%	8.0%
Total Funding – on balance (B)	**226.7**	**194.8**	**16.4%**	**4.3%**
Assets Under Management[2]	144.4	138.3	4.4%	2.1%
Total Funding + AUM	**371.2**	**333.1**	**11.4%**	**3.4%**
Total Credit (C)	218.1	205.6	6.0%	3.0%
C/ B (%)	96%	106%		
C / A (%)	106%	110%		

1. Includes Real Estate Credit Notes (LCI) and Agribusiness Credit Notes (LCA).
2. According to the ANBIMA criterion.

Santander

TABLE OF CONTENTS

Macroeconomic Scenario

Highlights – 1H13

Results – 1H13

Final Remarks

Annexes

FINAL REMARKS – 1H13

- Net profit of R$ 2.9 billion
- Expanded loan portfolio grows 9% and funding from clients increases 10%
- Revenues
  - Fees and Commission income: +13%
  - Net interest income: -8%
- Costs control, growing below inflation
  - General expenses: +2%
- In the quarter, NPL ratio over 90 days improves 60 bps and allowance for loan losses decreases 5% in three months and in twelve months
- Balance sheet strength and liquidity
  - BIS Ratio: 21.5%
  - Coverage ratio: 132%
  - Loan to Funding from Clients: 106%

(*) All variations are in twelve months, except when it is mentioned.

TABLE OF CONTENTS

Macroeconomic Scenario

Highlights – 1H13

Results – 1H13

Final Remarks

Annexes

Annexes – BR GAAP

RESULTS

Managerial[1] (R$ million)

Managerial Financial Statement	1H13	1H12	Var. YoY Abs.	Var. YoY %
NET INTEREST INCOME	**15,096**	**16,456**	**(1,361)**	**-8.3%**
Allowance for Loan Losses	(6,573)	(6,899)	325	-4.7%
NET INTEREST INCOME AFTER LOAN LOSSES	**8,522**	**9,558**	**(1,035)**	**-10.8%**
Fee and Commission Income	5,458	4,843	615	12.7%
General Expenses	(7,883)	(7,697)	(186)	2.4%
Personnel Expenses + Profit Sharing	(3,488)	(3,614)	126	-3.5%
Administrative Expenses[2]	(4,395)	(4,084)	(311)	7.6%
Tax Expenses	(1,526)	(1,574)	47	-3.0%
Other Income (Expenses)[3]	(1,374)	(1,672)	298	-17.8%
INCOME BEFORE TAXES	**3,197**	**3,458**	**(261)**	**-7.5%**
INCOME TAX AND SOCIAL CONTRIBUTION TAX	(131)	(162)	31	-19.3%
MINORITY INTEREST	(138)	(49)	(89)	n.a.
NET PROFIT	**2,929**	**3,247**	**(318)**	**-9.8%**

1. Excludes 100% of the goodwill amortization expense and the tax hedge effect, and considers the reclassification of credit recovery
2. Administrative Expenses exclude 100% of the goodwill amortization expense
3. Considers Other Operating Income (expenses), Non-operating Income and Investments in Affiliates and Subsidiaries.

Santander

RESULTS

Managerial[1] – Quarterly (R$ million)

Managerial Financial Statement	2Q12	3Q12	4Q12	1Q13	2Q13
NET INTEREST INCOME	**8,379**	**8,111**	**7,813**	**7,658**	**7,438**
Allowance for Loan Losses	(3,808)	(3,228)	(3,096)	(3,371)	(3,202)
NET INTEREST INCOME AFTER LOAN LOSSES	**4,571**	**4,883**	**4,717**	**4,287**	**4,236**
Fee and Commission Income	2,370	2,542	2,639	2,699	2,759
General Expenses	(3,832)	(4,013)	(4,132)	(3,891)	(3,992)
Personnel Expenses + Profit Sharing	(1,784)	(1,835)	(1,850)	(1,753)	(1,735)
Administrative Expenses[2]	(2,048)	(2,178)	(2,282)	(2,138)	(2,257)
Tax Expenses	(771)	(778)	(786)	(750)	(776)
Other Income (Expenses)[3]	(834)	(962)	(783)	(744)	(630)
INCOME BEFORE TAXES	**1,505**	**1,673**	**1,654**	**1,600**	**1,597**
INCOME TAX AND SOCIAL CONTRIBUTION TAX	(14)	(128)	(6)	(38)	(93)
MINORITY INTEREST	(18)	(36)	(41)	(43)	(94)
NET PROFIT	**1,473**	**1,509**	**1,607**	**1,519**	**1,410**

1. Excludes 100% of the goodwill amortization expense and the tax hedge effect, and considers the reclassification of credit recovery
2. Administrative Expenses exclude 100% of the goodwill amortization expense
3. Considers Other Operating Income (expenses), Non-operating Income and Investments in Affiliates and Subsidiaries.

Santander

BALANCE SHEET

Assets (R$ million)

Assets	Jun-12	Sep-12	Dec-12	Mar-13	Jun-13
Current Asset and Long-term Assets	**413,111**	**421,117**	**426,108**	**426,550**	**446,974**
Cash and Cash Equivalents	4,849	4,522	4,742	5,256	4,534
Interbank Investments	29,251	40,608	36,771	47,250	44,342
Securities and Derivative Financial Instrument	69,712	63,563	76,832	71,830	77,534
Interbank Accounts	40,910	40,081	34,517	34,004	34,317
Interbranch Accounts	2	1	2	1	1
Lending Operations	191,894	192,812	197,370	196,434	203,059
- Lending Operations	205,632	207,334	211,959	211,703	218,053
- Lending Operations Related to Assignment	-	-	-	47	38
- Allowance for Loan Losses	(13,738)	(14,522)	(14,589)	(15,317)	(15,033)
Other Receivables	74,931	77,991	74,258	70,154	81,408
Other Assets	1,561	1,538	1,617	1,621	1,779
Permanent Assets	**23,853**	**23,286**	**22,860**	**22,051**	**21,076**
Investments	38	40	40	45	115
Fixed Assets	5,041	5,257	5,602	5,752	5,886
Intangibles	18,774	17,989	17,218	16,254	15,076
- Goodwill	26,175	26,172	26,172	26,241	26,240
- Others	(7,401)	(8,182)	(8,954)	(9,987)	(11,164)
Total Assets	**436,964**	**444,404**	**448,968**	**448,601**	**468,050**
Total Assets (excluding goodwill)	**422,208**	**430,557**	**436,031**	**436,503**	**456,863**

BALANCE SHEET

Liabilities and Equity (R$ million)

Liabilities and Equity	Jun-12	Sep-12	Dec-12	Mar-13	Jun-13
Current Liabilities and Long-Term Liabilities	**372,776**	**380,218**	**384,466**	**384,184**	**402,912**
Deposits	121,819	122,426	126,545	122,776	126,147
Demand Deposits	11,949	11,966	13,457	12,717	13,385
Saving Deposits	24,763	25,727	26,857	27,915	29,293
Interbank Deposits	3,056	2,990	3,392	3,474	3,604
Time Deposits	82,051	81,743	82,839	78,669	79,865
Money Market Funding	69,646	73,139	72,529	79,663	78,871
Funds from Acceptance and Issuance of Securities	51,630	51,622	56,294	58,498	64,956
Interbank Accounts	1,406	1,560	19	1,710	1,414
Interbranch Accounts	1,091	795	2,002	1,261	984
Borrowings	14,643	15,474	16,001	16,024	16,976
Domestic Onlendings - Official Institutions	9,772	9,395	9,385	9,737	9,559
Foreign Onlendings	396	45	41	27	29
Derivative Financial Instruments	5,464	5,284	5,205	4,132	5,713
Other Payables	96,909	100,479	96,446	90,355	98,262
Deferred Income	218	219	222	275	252
Minority Interest	558	594	829	912	924
Equity	63,411	63,372	63,452	63,230	63,963
Total Liabilitities and Equity	**436,964**	**444,404**	**448,968**	**448,601**	**468,050**
Equity (excluding goodwill)	**48,656**	**49,526**	**50,514**	**51,133**	**52,776**

BALANCE SHEET

Loan Portfolio by Product[1]

R$ Million	Jun.13	Jun.12	Var. YoY	Mar.13	Var. QoQ
Individuals					
Leasing / Auto Loans (*)	2,986	2,382	25.4%	2,855	4.6%
Credit Card	15,108	14,636	3.2%	14,919	1.3%
Payroll Loans	14,808	15,383	-3.7%	15,029	-1.5%
Payroll Loans originated by the bank	13,864	13,315	4.1%	13,904	-0.3%
Acquired Portfolio	944	2,069	-54.3%	1,125	-16.1%
Mortgage	13,378	10,241	30.6%	12,492	7.1%
Agricultural Loans	2,672	2,295	16.4%	2,422	10.3%
Personal Loans / Others	23,306	23,893	-2.5%	23,666	-1.5%
Total	**72,258**	**68,831**	**5.0%**	**71,383**	**1.2%**
Consumer Finance	**37,021**	**36,682**	**0.9%**	**36,208**	**2.2%**
Corporate					
Leasing / Auto Loans	3,568	3,183	12.1%	3,556	0.3%
Real Estate	8,205	7,166	14.5%	7,824	4.9%
Trade Finance	17,819	16,907	5.4%	15,823	12.6%
On-lending	8,103	8,747	-7.4%	8,181	-1.0%
Agricultural Loans	2,511	1,565	60.5%	2,482	1.2%
Working Capital / Others	68,567	62,551	9.6%	66,245	3.5%
Total	**108,774**	**100,119**	**8.6%**	**104,112**	**4.5%**

(*) Including loans to individuals of the consumer finance segment, auto loan portfolio totaled R$ 33,122 MM in Jun13, R$ 32,198 MM in Jun12 and R$ 32,896 MM in Mar13.

1. Individuals and corporate loan portfolios do not include consumer finance loan portfolio.

RESULTS

IFRS vs. BR GAAP: Reconciliation

R$ Million	1H13	1H12
NET PROFIT - BR GAAP	1,110	1,428
Reversal of Goodwill Amortization	1,818	1,818
MANAGERIAL NET PROFIT - BR GAAP	2,929	3,247
Impairment on Loans and Receivables	(2)	(23)
PPA Amortization	(35)	(26)
Others	164	1
NET PROFIT - IFRS	3,056	3,198

SANTANDER ACQUIRING

In 1H13:

- Revenues increase **84%** in the last 12 months

Santander Acquiring		1H12	1H13	1H13 vs. 1H12
CREDIT	Revenues (R$ MM) Transactions (MM)	▪ 6,242 ✓ 54.1	▪ 11,273 ✓ 95.7	▪ 81% ✓ 77%
DEBIT	Revenues (R$ MM) Transactions (MM)	▪ 3,649 ✓ 66.5	▪ 6,899 ✓ 122.7	▪ 89% ✓ 85%
TOTAL	Revenues (R$ MM) Transactions (MM)	▪ 9,891 ✓ 120.6	▪ 18,172 ✓ 218.4	▪ 84% ✓ 81%

- Market Share reached 5.0% in June 2013
- Presence in all Brazilian states.

CREDIT INDICATORS

NPL Over 60 days[1]


9,0%
9,4%
9,3%
9,3%
8,4%
6,0%
6,3%
6,6%
6,8%
6,2%
3,2%
3,4%
4,0%
4,4%
4,1%
Jun.12
Sep.12
Dec.12
Mar.13
Jun.13

NPL Over 90 days[2]


7,3%
7,7%
7,8%
8,0%
7,1%
4,9%
5,1%
5,5%
5,8%
5,2%
2,6%
2,7%
3,3%
3,8%
3,5%
Jun.12
Sep.12
Dec.12
Mar.13
Jun.13

Corporate Individuals Total

1. Non-performing loans over 60 days / total loans in BR GAAP
2. Non-performing loans over 90 days / total loans in BR GAAP

Santander

VINTAGE PERFORMANCE

Over 30 – Three months after the origination

Retail – Individuals[1]


180
160
140
120
100
80
60
40
20
0
100
94
91
99
99
96
80
69
67
1Q11
2Q11
3Q11
4Q11
1Q12
2Q12
3Q12
4Q12
1Q13

Retail - Corporate


180
160
140
120
100
80
60
40
20
0
100
89
100
95
125
125
88
66
55
1Q11
2Q11
3Q11
4Q11
1Q12
2Q12
3Q12
4Q12
1Q13

"Santander Financiamentos"


180
160
140
120
100
80
60
40
20
0
100
96
117
90
62
47
44
54
50
1Q11
2Q11
3Q11
4Q11
1Q12
2Q12
3Q12
4Q12
1Q13

(*) Charts in 100 basis.
1. Considers cards and overdraft.

Santander

Investor Relations (Brazil)
Avenida Juscelino Kubitschek, 2.235, 12º andar
São Paulo | SP | Brasil | 04543-011
Phone: 55 11 3553-3300
Fax. 55 11 3553-7797
e-mail: ri@santander.com.br

SANB11 NÍVEL 2 BM&FBOVESPA BSBR LISTED NYSE Ibovespa IBrX 50 igc Índice de Governança Corporativa Trade IGCT